UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: 2010 SWIFT MANDATORY COMMON EXCHANGE SECURITY TRUST
Address of Principal Business Office (No. & Street, City, State, Zip Code):
c/o U.S. Bank National Association, Corporate Trust Services, Attention: 2010 Swift Mandatory Common Exchange Security Trust, 101 N. 1st Avenue, Suite 1600, Phoenix, Arizona 85003
Telephone Number (including area code): (602) 257-5430
Name and address of agent for service of process:
Donald J. Puglisi
850 Library Avenue, Suite 204
Newark, Delaware 19711
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☐ No ☑

OTHER INFORMATION
Item 1.	Exact name of Registrant.
2010 Swift Mandatory Common Exchange Security Trust.
Item 2.	Name of state under the laws of which Registrant was organized or created and the date of such organization or creation.
New York, December 8, 2010.
Item 3.	Form of organization of Registrant (for example, corporation, partnership, trust, joint stock company, association, fund).
Trust.
Item 4.	Classification of Registrant (face-amount certificate company, unit investment trust, or management company).
Management company.
Item 5.	If Registrant is a management company:
(a)	state whether Registrant is a “closed-end” company or an “open-end” company;

(b)	state whether Registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).
Registrant is a closed-end, non-diversified company.
Item 6.	Name and address of each investment adviser of Registrant.
None.
Item 7.	If Registrant is an investment company having a board of directors, state the name and address of each officer and director of Registrant.
Donald J. Puglisi — 850 Library Avenue, Suite 204, Newark, DE 19711.
William R. Latham III — Department of Economics, University of Delaware, Newark, DE 19716.
James B. O’Neill — Department of Economics, University of Delaware, Newark, DE 19716.

Item 8.	If Registrant is an unincorporated investment company not having a board of directors:
(a)	state the name and address of each sponsor of Registrant;

(b)	state the name and address of each officer and director of each sponsor of Registrant;

(c)	state the name and Address of each trustee and each custodian of Registrant.
Not applicable.
Item 9.	(a) State whether Registrant is currently issuing and offering its securities directly to the public (yes or no).
No.

(b)	If Registrant is currently issuing and offering to the public through an underwriter, state the name and address of each underwriter.

Not applicable.

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether Registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d)	State whether Registrant has any securities currently issued and outstanding (yes or no).

Yes.

(e)
If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of Registrant’s outstanding securities (other than short- term paper) and the name of any company owning 10% or more of Registrant’s outstanding voting securities.

Morgan Stanley & Co., Incorporated is currently the sole beneficial owner of Registrant’s outstanding voting securities.
Item 10.	State the current value of Registrant’s total assets.
$200.

Item 11.	State whether Registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).
No.
Item 12.	Attach as an exhibit a copy of the Registrant’s last regular periodic report to its securityholders, if any.
Not applicable.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Newark and the State of Delaware on the 20th day of December, 2010.

2010 Swift Mandatory Common Exchange Security Trust
By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Trustee

Attest:	/s/ James B. O’Neill
	Name:	James B. O’Neill
	Title:	Trustee